UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

Rand Worldwide, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
05349Y104
(CUSIP Number)
Peter H. Kamin One Avery Street, Suite 17B Boston, MA 02111 (413) 530-6522
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05349Y104	13D	Page 2 of 7

1	NAME OF REPORTING PERSON Peter H. Kamin Childrens Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 832,635
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 832,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,635
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 05349Y104	13D	Page 3 of 7

1	NAME OF REPORTING PERSON 3K Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,196,219
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,196,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,196,219
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 05349Y104	13D	Page 4 of 7

1	NAME OF REPORTING PERSON Peter H. Kamin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,804,361
	8	SHARED VOTING POWER 2,028,854
	9	SOLE DISPOSITIVE POWER 5,804,361
	10	SHARED DISPOSITIVE POWER 2,028,854
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,833,215
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 05349Y104	13D	Page 5 of 7

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on March 26, 2012 (the “Schedule 13D”) with respect to the common stock (the “Common Stock”) of Rand Worldwide, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Only those items that are hereby reported are amended; all other items in the Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the acquisition of the Shares reported under Item 6 below for an aggregate purchase price of $1,360,639.15 was, for Peter H. Kamin, personal funds, and, for 3K Limited Partnership, working capital.

Item 5. Interest in Securities of the Issuer.

(a)     The aggregate percentage of Shares reported owned by each person named herein is based on the 53,990,589 Shares reported as being issued and outstanding by the Issuer as of November 9, 2012 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended September 30, 2012.

As of the close of business on December 4, 2012, 832,635 Shares were owned directly by the Kamin Trust, constituting approximately 1.5% of the Shares issued and outstanding. As of the close of business on the same date, 3K owned directly 1,196,219 Shares, constituting approximately 2.2% of the Shares issued and outstanding. As of the close of business on the same date, Peter H. Kamin owned directly 5,804,361 Shares, constituting approximately 10.8% of the Shares issued and outstanding. By virtue of his relationships with the Kamin Trust and 3K, Peter H. Kamin may be deemed to beneficially own the Shares owned directly by the Kamin Trust and the Shares owned directly by 3K, which, together with the Shares he owns directly, constitutes a total of 7,833,215 Shares, or approximately 14.5% of the Shares issued and outstanding.

(c)      As described in further detail in Item 6 below, on November 28, 2012, Peter H. Kamin and 3K acquired an aggregate of 2,093,291 Shares for a purchase price of $0.65 per Share in a private transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to a Purchase Agreement, dated November 28, 2012, with Sigma Opportunity Fund, LLC and Sigma Capital Advisors, LLC (the “Purchase Agreement”), Peter H. Kamin acquired 1,288,179 Shares and 3K acquired 805,112 Shares, in each case at a price of $0.65 per Share. The aggregate purchase price for the purchase of these Shares was $1,360,639.15. A copy of the Purchase Agreement is filed as Exhibit 99.1 to this Amendment No. 1.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

CUSIP NO. 05349Y104	13D	Page 6 of 7

Item 7. Material to be Filed as Exhibits.

99.1	Purchase Agreement, dated November 28, 2012, by and among 3K Limited Partnership, Peter H. Kamin, Sigma Opportunity Fund, LLC and Sigma Capital Advisors, LLC.
99.2	Joint Filing Agreement, dated December 4, 2012, by and among Peter H. Kamin Childrens Trust, 3K Limited Partnership and Peter H. Kamin.

CUSIP NO. 05349Y104	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2012	PETER H. KAMIN CHILDRENS TRUST

By: /s/ Peter H. Kamin
Peter H. Kamin
Sole Trustee

3K LIMITED PARTNERSHIP

By: /s/ Peter H. Kamin
Peter H. Kamin
Managing Partner

PETER H. KAMIN

By: /s/ Peter H. Kamin